UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

BAXANO SURGICAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

071773 10 5
 (CUSIP Number)

LORI HOOVER-SIMOTAS
PROSPECT VENTURE PARTNERS
435 TASSO STREET, SUITE 200
PALO ALTO, CALIFORNIA 94301
TELEPHONE: (650) 470-8116
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	Name of Reporting Persons Prospect Venture Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,340,616 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,340,616 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,340,616 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 11.8% (3)
14.	Type of Reporting Person (see instructions) PN

(1) This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”) and Russell C. Hirsch (“Hirsch,” together with PVP III, PMC III and Schnell, collectively, the “Filing Persons”). The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of common stock, par value $0.0001 per share (“Common Stock”) of Baxano Surgical, Inc. (the “Issuer”) held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell and Hirsch are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III.

(3) This percentage is calculated based upon 45,169,860 shares of outstanding Common Stock as of June 7, 2013, as reported by the Issuer to the Filing Persons on June 7, 2013.

13D

1.	Name of Reporting Persons Prospect Management Co. III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,340,616 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,340,616 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,340,616 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 11.8% (3)
14.	Type of Reporting Person (see instructions) OO
(1) This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”) and Russell C. Hirsch (“Hirsch,” together with PVP III, PMC III and Schnell, collectively, the “Filing Persons”). The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of common stock, par value $0.0001 per share (“Common Stock”) of Baxano Surgical, Inc. (the “Issuer”) held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell and Hirsch are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III.

(3) This percentage is calculated based upon 45,169,860 shares of outstanding Common Stock as of June 7, 2013, as reported by the Issuer to the Filing Persons on June 7, 2013.

13D

1.	Name of Reporting Persons David Schnell
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,340,616 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,340,616 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,340,616 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 11.8% (3)
14.	Type of Reporting Person (see instructions) IN

(1) This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”) and Russell C. Hirsch (“Hirsch,” together with PVP III, PMC III and Schnell, collectively, the “Filing Persons”). The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of common stock, par value $0.0001 per share (“Common Stock”) of Baxano Surgical, Inc. (the “Issuer”) held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell and Hirsch are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III.

(3) This percentage is calculated based upon 45,169,860 shares of outstanding Common Stock as of June 7, 2013, as reported by the Issuer to the Filing Persons on June 7, 2013.

13D

1.	Name of Reporting Persons Russell C. Hirsch
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☐
	(b)	☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,340,616 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,340,616 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,340,616 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐
13.	Percent of Class Represented by Amount in Row 11 11.8% (3)
14.	Type of Reporting Person (see instructions) IN
(1) This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”) and Russell C. Hirsch (“Hirsch,” together with PVP III, PMC III and Schnell, collectively, the “Filing Persons”). The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of common stock, par value $0.0001 per share (“Common Stock”) of Baxano Surgical, Inc. (the “Issuer”) held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell and Hirsch are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III.

(3) This percentage is calculated based upon 45,169,860 shares of outstanding Common Stock as of June 7, 2013, as reported by the Issuer to the Filing Persons on June 7, 2013.

Explanatory Note:

The following constitutes the Schedule 13D filed by the Filing Persons (as defined below), and is being filed to report the acquisition of shares of common stock, par value $0.0001 per share (the “Common Stock”) of Baxano Surgical, Inc., a Delaware corporation (the “Issuer”).

On May 31, 2013, TranS1 Inc. (“TranS1”) through its wholly owned subsidiary, RacerX Acquisition Corp. (“Merger Sub”), consummated its acquisition of Baxano, Inc. (“Baxano”), pursuant to an Agreement and Plan of Merger, dated March 3, 2013, by and among the TranS1, Merger Sub, Baxano, and Sumeet Jain and David Schulte solely as Securityholder Representatives, as amended by the First Amendment to Agreement and Plan of Merger, dated April 10, 2013, by and among the parties (such agreement, as amended, the “Merger Agreement”). Under the terms of the Merger Agreement, Merger Sub merged with and into Baxano, with Baxano remaining as the surviving corporation and as a wholly-owned subsidiary of the Company (the “Merger”).  In the Merger, each share of Baxano capital stock was cancelled and extinguished and converted into the right to receive shares of capital stock of TranS1.

In addition, TranS1 entered into a Securities Purchase Agreement, dated March 3, 2013, with PVP III (as defined below) and various other investors (including certain of Baxano’s securityholders and certain of our directors and executive officers) (the “Securities Purchase Agreement”), pursuant to which TranS1 sold and issued shares of Common Stock to such investors in a private placement transaction concurrent with the closing of the Merger.

Immediately following the Merger, TranS1 changed its name to Baxano Surgical, Inc.

Item 1.          Security and Issuer

(a)  This Schedule 13D relates to the Common Stock of the Issuer.

(b)  The principal executive office of the Issuer is located at 110 Horizon Drive, Suite 230, Raleigh, North Carolina 27615.

Item 2.          Identity and Background

(a)  This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”) and Russell C. Hirsch (“Hirsch,” together with PVP III, PMC III and Schnell, collectively, the “Filing Persons”). The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)  The address of the principal place of business of each of the Filing Persons is 435 Tasso Street, Suite 200, Palo Alto, California 94301.

(c)  The principal business of each of the Filing Persons is the venture capital investment business.

(d)  During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   PVP III is a Delaware limited partnership. PMC III is a Delaware limited liability company. Each of Schnell and Hirsch are citizens of the United States of America.

  Item 3.        Source and Amount of Funds or Other Consideration

PVP III previously purchased shares of preferred stock from Baxano and acquired convertible promissory notes of Baxano in aggregate principal amount of approximately $5.2 million (collectively, the “Previously Purchased Securities”) prior to the effectiveness of the Merger. The Previously Purchased Securities constituted approximately 29.79% of the shares of Baxano on an as converted basis.  The source of the funds for the Previously Purchased Securities was capital contributions by PVP III’s partners.

Pursuant to the Merger Agreement, the Merger Sub merged with and into Baxano, with Baxano continuing after the merger as the surviving corporation and a wholly owned subsidiary of TranS1. In the Merger, the Previously Purchased Securities held by PVP III were automatically converted into an aggregate of 3,330,810 shares of Common Stock of TranS1.  Immediately following the Merger, TranS1 changed its name to Baxano Surgical, Inc.

In addition, concurrently with the consummation of the Merger, pursuant to the terms of the Securities Purchase Agreement, PVP III purchased an aggregate of 2,009,806 shares of Common Stock of the Issuer, at a price of $2.28 per share.  The funds used by PVP III to acquire the securities described in this paragraph were obtained from capital contributions by its partners.

References to and descriptions of the transactions as set forth in this Item 3 are qualified in their entirety by reference to the full text of the Merger Agreement and Securities Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 4.          Purpose of Transaction

The Merger Agreement provided for the acquisition by TranS1 of all of the outstanding capital stock of Baxano through a merger of the Merger Sub with and into Baxano, as a result of which the surviving corporation became a wholly-owned subsidiary of TranS1.  The Previously Purchased Securities constituted approximately 29.79% of the shares of Baxano before the Merger on an as converted basis.  Upon the effectiveness of the Merger, the Previously Purchased Securities held by PVP III converted into 3,330,810 shares of TranS1 Common Stock.  The shares of the Issuer’s capital stock acquired by PVP III in the Merger were acquired solely for investment purposes.

Pursuant to the Securities Purchase Agreement, PVP III purchased 2,009,806 shares of Common Stock of the Issuer for investment purposes with the aim of increasing the value of its investments and the Issuer.

Pursuant to the terms of the Merger Agreement, the number of members of the Issuer’s Board of Directors (the “Board of Directors”) will be reduced to eight persons at the time of the Issuer’s 2013 annual meeting of stockholders. To implement these provisions, one of the Issuer’s existing directors will be required to resign from the Board of Directors at the time of the Issuer’s 2013 annual meeting of stockholders.

Although there is no present intention to do so, the Filing Persons may decide to make additional purchases or dispose of the Common Stock in the future either in the open market or in private transactions, subject to their evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Filing Persons, business prospects for the Filing Persons, general economic conditions, money and stock market conditions and other future developments.

Depending upon the results of the reviews and the other factors mentioned above, the Filing Persons, at any time, may decide to change their intentions with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of their holdings of Common Stock, although none of the Filing Persons have any current intention to do so.

Other than as described above in this Item 4 or elsewhere herein, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

The information provided and incorporated by reference in Item 5 and Item 6 is hereby incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

The following information with respect to the beneficial ownership of the Common Stock by the Filing Persons is provided as of the date of this filing:

Filing Person	Shares of Common Stock (2)	Sole Voting Power	Shared Voting Power(2)	Sole Dispositive Power	Shared Dispositive Power(2)	Beneficial Ownership	Percentage of Class (3)
Prospect Venture Partners III, L.P. (1)	5,340,616	0	5,340,616	0	5,340,616	5,340,616	11.8%
Prospect Management Co. III, L.L.C. (1)	0	0	5,340,616	0	5,340,616	5,340,616	11.8%
David Schnell (1)	0	0	5,340,616	0	5,340,616	5,340,616	11.8%
Russell C. Hirsch (1)	0	0	5,340,616	0	5,340,616	5,340,616	11.8%

(1) PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell and Hirsch serve as Managing Directors of PMC III, and, except for the stock option held by Mr. Hirsch described in Item 6 below, each owns no securities of the Issuer directly.

(2) Consists of Common Stock of the Issuer.

(3) This percentage is calculated based upon 45,169,860 shares of outstanding Common Stock as of June 7, 2013, as reported by the Issuer to the Filing Persons on June 7, 2013.

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Option Grants

As consideration for Russell C. Hirsch’s initial appointment to the Board of Directors, Mr. Hirsch, a managing director of PMC III, the sole general partner of PVP III, and a director of the Issuer, received an option to purchase 30,000 shares of the Issuer’s Common Stock on May 31, 2013.  Of the shares subject to the option, 25% of the shares will vest on May 31, 2014 and the remaining 75% of the shares will vest thereafter in 36 equal monthly installments.  As there will be no shares issuable pursuant to the option within 60 days of the date hereof, as of the date of the filing of this Schedule 13D, Mr. Hirsch may be deemed to beneficially own no shares of the Issuer’s Common Stock underlying this option. In accordance with the Issuer’s non-employee director compensation policy, Mr. Hirsch may receive additional securities of the Issuer in respect of his future service on the Board of Directors.

Registration Statement Obligation

Pursuant to the Securities Purchase Agreement, the Issuer agreed to register the resale of the shares of Common Stock issued pursuant to the Merger Agreement and the Securities Purchase Agreement under a registration statement on Form S-3 (or another appropriate form if Form S-3 is not then available to the Issuer). Subject to certain conditions, the Issuer agreed to (i) file the registration statement with the SEC within 30 days following the closing date of the transactions contemplated by the Securities Purchase Agreement, (ii) use its best efforts, subject to receipt of necessary information from investors and other holders of shares received pursuant to the Merger Agreement, to cause the SEC to declare the registration statement effective within 90 days or, if the registration statement is selected for review by the SEC, 120 days after the closing date of the transactions contemplated by Securities Purchase Agreement, and (iii) maintain the continual effectiveness of the registration statement until such time as the shares issued pursuant to the Merger Agreement and the Securities Purchase Agreement become eligible for resale by such investors and other holders of shares received pursuant to the Merger Agreement without volume limitations or other restrictions pursuant to Rule 144 promulgated under the Securities Act (or until all such shares have been sold pursuant to the registration statement or Rule 144, if earlier).

The Issuer agreed to pay all expenses of registration of the shares of Common Stock issued pursuant to the Merger Agreement and the Securities Purchase Agreement. In addition, if the registration statement is not declared effective by the SEC by the 90-day or 120-day deadline, as applicable, the Issuer must pay each investor and other holder of shares issued pursuant to the Merger Agreement liquidated damages equal to 1% of the value of their shares (calculated at the closing price of such shares) per 30-day period, up to a maximum of 12%.

Lock-up Arrangements

Pursuant to the Securities Purchase Agreement, PVP III and all other holders of shares received pursuant to the Merger Agreement agreed not to sell, transfer, or otherwise dispose of the shares of Common Stock issued at the closing of the Merger or acquired pursuant to the Securities Purchase Agreement from the period commencing on the closing of the Securities Purchase Agreement and expiring on the effective date of a registration statement on Form S-3, subject to certain exceptions.

Board Representative

Pursuant to the Merger Agreement, Mr. Hirsch was designated as a member of the Board of Directors immediately following the closing of the Merger.

The information provided and incorporated by reference in Item 3, Item 4 and Item 5 is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

A.
Agreement and Plan of Merger, among TranS1 Inc., RacerX Acquisition Corp., Baxano, Inc., and Sumeet Jain and David Schulte as Securityholder Representatives, dated March 3, 2013 (incorporated by reference to Exhibit 2.1 to TranS1’s Current Report on Form 8-K filed with the SEC on March 5, 2013).

B.
First Amendment to Agreement and Plan of Merger, among TranS1 Inc., RacerX Acquisition Corp., Baxano, Inc., and Sumeet Jain and David Schulte as Securityholder Representatives, dated April 10, 2013 (incorporated by reference to Exhibit 2.1 to TranS1’s Current Report on Form 8-K filed with the SEC on April 10, 2013).

C.
Form of Securities Purchase Agreement, between TranS1 Inc. and the investors identified on the signature pages thereto, dated March 3, 2013 (incorporated by reference to Exhibit 10.1 to TranS1’s Current Report on Form 8-K filed with the SEC on March 5, 2013).

D.           Agreement regarding filing of joint Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2013

PROSPECT VENTURE PARTNERS III, L.P.

By:	Prospect Management Co. III, L.L.C.
Its:	General Partner

By:	/s/ Russell C. Hirsch
	Name:	Russell C. Hirsch
	Title:	Managing Director

PROSPECT MANAGEMENT CO. III, L.L.C.

By:	/s/ Russell C. Hirsch
	Name:	Russell C. Hirsch
	Title:	Managing Director

/s/ David Schnell
David Schnell

/s/ Russell C. Hirsch
Russell C. Hirsch

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

A.
Agreement and Plan of Merger, among TranS1 Inc., RacerX Acquisition Corp., Baxano, Inc., and Sumeet Jain and David Schulte as Securityholder Representatives, dated March 3, 2013 (incorporated by reference to Exhibit 2.1 to TranS1’s Current Report on Form 8-K filed with the SEC on March 5, 2013).

B.
First Amendment to Agreement and Plan of Merger, among TranS1 Inc., RacerX Acquisition Corp., Baxano, Inc., and Sumeet Jain and David Schulte as Securityholder Representatives, dated April 10, 2013 (incorporated by reference to Exhibit 2.1 to TranS1’s Current Report on Form 8-K filed with the SEC on April 10, 2013).

C.
Form of Securities Purchase Agreement, between TranS1 Inc. and the investors identified on the signature pages thereto, dated March 3, 2013 (incorporated by reference to Exhibit 10.1 to TranS1’s Current Report on Form 8-K filed with the SEC on March 5, 2013).

D.	Agreement regarding filing of joint Schedule 13D.